TRANSMISSÃO PAULISTA

RECEIVED
2005 OCT 25 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data São Paulo, October 14, 2005

Ref.CT/F/04654/2005

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

05012018

Gentleman/Madam:

We are enclosing a copy of the abstract of the Minutes of Meeting of the Board of Directors of Companhia de Transmissão de Energia Elétrica Paulista held on October 3, 2005, regarding the decisions of the Board of Directors, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

Copy to: Arianna Ferreira-Foley
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ 02.998.611/0001-04

NIRE 35300170571

ABSTRACT OF THE MINUTES OF THE 134th MEETING OF THE BOARD OF DIRECTORS

On October 3, 2005, at 9:00 a.m., duly called by the Chairman of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista. Opening the meeting, the Chairman of the Board of Directors passed on to **item II** of the agenda, **"Semiannual Distribution of Dividends"**, asking the Chief Financial Officer and Investors Relation Director, Mr. Cláudio Cintrão Forghieri, to submit the matter, what was made based on the Proposal to the Board of Directors, on the Resolution of the Executive Committee No. 018/01/014, of 09/22/2005, and on the transparent sheets shown, that make part of the documents of the meeting. The matter was submitted to discussion and following to voting, resulting unanimously **approved** the imputation of the remuneratory interest on own capital in the amount of R$ 54,354,000.00, credited to the shareholders on 06/30/2005, to the amount of the semiannual dividends as provided for in paragraph 1 of article 31 of the Bylaws, as well as the payment of the above mentioned amount to the shareholders on December 1, 2005, observing the legislation regarding the income tax withholding at source. .... These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Antonio Carlos Rizeque Malufe, Carlos Pedro Jens, Fernando Carvalho Braga, Fernando José Tenório Acosta, Fernando Maida Dall'Acqua, Luiz de Freitas Bueno, Luiz Tacca Júnior, Márcia Yajgunovitch Mafra, Miguel Carlos Fontoura da Silva Kozma, Norberto de Franco Medeiros, Rogério da Silva, Sílvio Aleixo and Valter Correia da Silva.

São Paulo, October 3, 2005

Mauro Guilherme Jardim Arce
Chairman of the Board of Directors

Ligia Ourives da Cruz Ferreira
Executive Secretary of the Board of Directors